

Mail Stop 3030

February 16, 2010

<u>Via U.S. Mail</u>

Mr. Elisha W. Finney
Chief Financial Officer
Varian Medical Systems, Inc.
3100 Hansen Way
Palo Alto, CA 94304

      Re: **Varian Medical Systems, Inc.**
              Form 10-K for the Fiscal Year Ended October 2, 2009
                  Filed November 25, 2009
              File No. 001-07598

Dear Mr. Finney:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                Sincerely,

                Kevin L. Vaughn
                Accounting Branch Chief